UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SouthWest Water Company

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

845331107

(CUSIP Number)

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attn: Alan Klein

(212) 455-3188

with copies to:

Morrison Cohen LLP 909 Third Avenue New York, NY 10022 Attn: Salomon R. Sassoon (212) 735-8600	Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 Attn: Richard Madris (212) 806-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 845331107
1.	Names of reporting persons SW Merger Acquisition Corp.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,700,000*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,700,000*
11.	Aggregate amount beneficially owned by each reporting person 2,700,000*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ *
13.	Percent of class represented by amount in Row (11) 9.82%**
14.	Type of reporting person (see instructions) CO

*	SW Merger Acquisition Corp., a Delaware corporation (“Parent”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Water Asset Management LLC, a Delaware limited liability company (“WAM”), TRF Master Fund (Cayman) LP, a Cayman Islands limited partnership (the “WAM Stockholder”), Water Investment Advisors (Cayman) Ltd., a Cayman Islands exempted company (the “WAM General Partner”), Matthew J. Diserio, an individual (“Mr. Diserio”), Disque D. Deane Jr., an individual (“Mr. Deane” and together with WAM, WAM Stockholder, WAM General Partner and Mr. Diserio, the “WAM Investors”), IIF Subway Investment LP, a Delaware limited partnership (“IIF”) and IIF Water Manager LLC, a Delaware limited liability company (“IIF GP”, and together with IIF, the “IIF Investors”, and collectively with WAM Investors, the “Investors”). WAM Stockholder, WAM General Partner and the IIF Investors are the direct or indirect owners of Parent. WAM is the investment manager of WAM Stockholder. Parent, JPMorgan IIF Acquisitions LLC (“IIF Acquisitions”), WAM and SouthWest Water Company, a Delaware corporation (“SouthWest”) have entered into a binding letter of intent, dated March 2, 2010 (the “Binding Letter”), under which Parent is to acquire an aggregate of 2,700,000 shares of common stock of SouthWest (the “Purchased Shares”). Concurrent with the execution of the Binding Letter, SouthWest, Parent and SW Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) entered into an Agreement and Plan of Merger, dated as of March 2, 2010 (the “Merger Agreement”), pursuant to which Parent will acquire all of the outstanding common stock of SouthWest as described in Item 4 of this Schedule 13D. Pursuant to the Binding Letter, the acquisition of the Purchased Shares is required to take place within 10 business days after the execution of the Merger Agreement. The Binding Letter and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. As described in Item 5 of this Schedule 13D, WAM Stockholder acquired 1,173,969 shares of common stock of SouthWest (the “Held Shares”) prior to the execution and delivery of the Binding Letter. Parent expressly disclaims beneficial ownership of any of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than the Purchased Shares) and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Parent is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than the Purchased Shares).
**	Based on the representation of SouthWest set forth in the Merger Agreement that 24,794,218 shares of common stock were outstanding as of March 2, 2010, and adding to that number the 2,700,000 shares of common stock that will be issued pursuant to the Binding Letter. Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, Parent and the Investors may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. See Item 5 of this Schedule 13D for a full description of the arrangements among Parent and the Investors.

CUSIP No. 845331107
1.	Names of reporting persons Water Asset Management LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,173,969*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,173,969*
11.	Aggregate amount beneficially owned by each reporting person 1,173,969*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ *
13.	Percent of class represented by amount in Row (11) 4.73%**
14.	Type of reporting person (see instructions) OO

*	WAM may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Exchange Act that includes the Parent, WAM Stockholder, WAM General Partner, Mr. Diserio, Mr. Deane, and IIF Investors. WAM Stockholder, WAM General Partner and IIF Investors are the direct or indirect owners of Parent. WAM is the investment manager of WAM Stockholder. Parent, IIF Acquisitions, WAM and SouthWest have entered into the Binding Letter, under which Parent is to acquire the Purchased Shares. Concurrent with the execution of the Binding Letter, SouthWest, Parent and Merger Sub entered into the Merger Agreement, pursuant to which Parent will acquire all of the outstanding common stock of SouthWest as described in Item 4 of this Schedule 13D. Pursuant to the Binding Letter, the acquisition of the Purchased Shares is required to take place within 10 business days after the execution of the Merger Agreement. The Binding Letter and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. As described in Item 5 of this Schedule 13D, WAM Stockholder acquired the Held Shares prior to the execution and delivery of the Binding Letter. WAM expressly disclaims beneficial ownership of any of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares) and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WAM is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares).
**	Based on the representation of SouthWest set forth in the Merger Agreement that 24,794,218 shares of common stock were outstanding as of March 2, 2010. Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, Parent and the Investors may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. See Item 5 of this Schedule 13D for a full description of the arrangements among Parent and the Investors.

CUSIP No. 845331107
1.	Names of reporting persons Matthew J. Diserio
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,173,969*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,173,969*
11.	Aggregate amount beneficially owned by each reporting person 1,173,969*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ *
13.	Percent of class represented by amount in Row (11) 4.73%**
14.	Type of reporting person (see instructions) IN

*	Mr. Diserio may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Exchange Act that includes the Parent, WAM, WAM Stockholder, WAM General Partner, Mr. Deane, and IIF Investors. WAM Stockholder, WAM General Partner and IIF Investors are the direct or indirect owners of Parent. WAM is the investment manager of WAM Stockholder. Parent, IIF Acquisitions, WAM and SouthWest have entered into the Binding Letter, under which Parent is to acquire the Purchased Shares. Concurrent with the execution of the Binding Letter, SouthWest, Parent and Merger Sub entered into the Merger Agreement, pursuant to which Parent will acquire all of the outstanding common stock of SouthWest as described in Item 4 of this Schedule 13D. Pursuant to the Binding Letter, the acquisition of the Purchased Shares is required to take place within 10 business days after the execution of the Merger Agreement. The Binding Letter and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. As described in Item 5 of this Schedule 13D, WAM Stockholder acquired the Held Shares prior to the execution and delivery of the Binding Letter. Mr. Diserio expressly disclaims beneficial ownership of any of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares) and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Mr. Diserio is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares).
**	Based on the representation of SouthWest set forth in the Merger Agreement that 24,794,218 shares of common stock were outstanding as of March 2, 2010. Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, Parent and the Investors may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. See Item 5 of this Schedule 13D for a full description of the arrangements among Parent and the Investors.

CUSIP No. 845331107
1.	Names of reporting persons Disque D. Deane Jr.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,173,969*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,173,969*
11.	Aggregate amount beneficially owned by each reporting person 1,173,969*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ *
13.	Percent of class represented by amount in Row (11) 4.73%**
14.	Type of reporting person (see instructions) IN

*	Mr. Deane may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Exchange Act that includes the Parent, WAM, WAM Stockholder, WAM General Partner, Mr. Diserio, and IIF Investors. WAM Stockholder, WAM General Partner and IIF Investors are the direct or indirect owners of Parent. WAM is the investment manager of WAM Stockholder. Parent, IIF Acquisitions, WAM and SouthWest have entered into the Binding Letter, under which Parent is to acquire the Purchased Shares. Concurrent with the execution of the Binding Letter, SouthWest, Parent and Merger Sub entered into the Merger Agreement, pursuant to which Parent will acquire all of the outstanding common stock of SouthWest as described in Item 4 of this Schedule 13D. Pursuant to the Binding Letter, the acquisition of the Purchased Shares is required to take place within 10 business days after the execution of the Merger Agreement. The Binding Letter and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. As described in Item 5 of this Schedule 13D, WAM Stockholder acquired the Held Shares prior to the execution and delivery of the Binding Letter. Mr. Deane expressly disclaims beneficial ownership of any of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares) and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Mr. Deane is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares).
**	Based on the representation of SouthWest set forth in the Merger Agreement that 24,794,218 shares of common stock were outstanding as of March 2, 2010. Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, Parent and the Investors may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. See Item 5 of this Schedule 13D for a full description of the arrangements among Parent and the Investors.

CUSIP No. 845331107
1.	Names of reporting persons TRF Master Fund (Cayman) LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,173,969*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,173,969*
11.	Aggregate amount beneficially owned by each reporting person 1,173,969*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ *
13.	Percent of class represented by amount in Row (11) 4.73%**
14.	Type of reporting person (see instructions) PN

*	WAM Stockholder may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Exchange Act that includes the Parent, WAM, WAM General Partner, Mr. Diserio, Mr. Deane, and IIF Investors. WAM Stockholder, WAM General Partner and IIF Investors are the direct or indirect owners of Parent. WAM is the investment manager of WAM Stockholder. Parent, IIF Acquisitions, WAM and SouthWest have entered into the Binding Letter, under which Parent is to acquire an aggregate of the Purchased Shares. Concurrent with the execution of the Binding Letter, SouthWest, Parent and Merger Sub entered into the Merger Agreement, pursuant to which Parent will acquire all of the outstanding common stock of SouthWest as described in Item 4 of this Schedule 13D. Pursuant to the Binding Letter, the acquisition of the Purchased Shares is required to take place within 10 business days after the execution of the Merger Agreement. The Binding Letter and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. As described in Item 5 of this Schedule 13D, WAM Stockholder acquired the Held Shares prior to the execution and delivery of the Binding Letter. WAM Stockholder expressly disclaims beneficial ownership of any of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares) and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WAM Stockholder is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares).
**	Based on the representation of SouthWest set forth in the Merger Agreement that 24,794,218 shares of common stock were outstanding as of March 2, 2010. Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, Parent and the Investors may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. See Item 5 of this Schedule 13D for a full description of the arrangements among Parent and the Investors.

CUSIP No. 845331107
1.	Names of reporting persons Water Investment Advisors (Cayman), Ltd
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,173,969*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,173,969*
11.	Aggregate amount beneficially owned by each reporting person 1,173,969*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ *
13.	Percent of class represented by amount in Row (11) 4.73%**
14.	Type of reporting person (see instructions) OO

*	WAM General Partner may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Exchange Act that includes the Parent, WAM, WAM Stockholder, Mr. Diserio, Mr. Deane, and IIF Investors. WAM Stockholder, WAM General Partner and IIF Investors are the direct or indirect owners of Parent. WAM is the investment manager of WAM Stockholder. Parent, IIF Acquisitions, WAM and SouthWest have entered into the Binding Letter, under which Parent is to acquire the Purchased Shares. Concurrent with the execution of the Binding Letter, SouthWest, Parent and Merger Sub entered into the Merger Agreement, pursuant to which Parent will acquire all of the outstanding common stock of SouthWest as described in Item 4 of this Schedule 13D. Pursuant to the Binding Letter, the acquisition of the Purchased Shares is required to take place within 10 business days after the execution of the Merger Agreement. The Binding Letter and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. As described in Item 5 of this Schedule 13D, WAM Stockholder acquired the Held Shares prior to the execution and delivery of the Binding Letter. WAM General Partner expressly disclaims beneficial ownership of any of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares) and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WAM General Partner is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares).
**	Based on the representation of SouthWest set forth in the Merger Agreement that 24,794,218 shares of common stock were outstanding as of March 2, 2010. Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, Parent and the Investors may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. See Item 5 of this Schedule 13D for a full description of the arrangements among Parent and the Investors.

CUSIP No. 845331107
1.	Names of reporting persons IIF Subway Investment LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,700,000*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,700,000*
11.	Aggregate amount beneficially owned by each reporting person 2,700,000*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ *
13.	Percent of class represented by amount in Row (11) 9.82%**
14.	Type of reporting person (see instructions) PN

*	IIF may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Exchange Act that includes the Parent, WAM Investors and IIF GP. IIF Investors and WAM Investors are the direct or indirect owners of Parent. Parent, IIF Acquisitions, WAM and SouthWest have entered into the Binding Letter, under which Parent is to acquire the Purchased Shares. Concurrent with the execution of the Binding Letter, SouthWest, Parent and Merger Sub entered into the Merger Agreement, pursuant to which Parent will acquire all of the outstanding common stock of SouthWest as described in Item 4 of this Schedule 13D. Pursuant to the Binding Letter, the acquisition of the Purchased Shares is required to take place within 10 business days after the execution of the Merger Agreement. The Binding Letter and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. IIF expressly disclaims beneficial ownership of any of the shares of common stock of SouthWest that may be beneficially owned by the WAM Investors and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that IIF is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of SouthWest that may be beneficially owned by the WAM Investors.
**	Based on the representation of SouthWest set forth in the Merger Agreement that 24,794,218 shares of common stock were outstanding as of March 2, 2010, and adding to that number the 2,700,000 shares of common stock that will be issued pursuant to the Binding Letter (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, Parent and the Investors may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. See Item 5 of this Schedule 13D for a full description of the arrangements among Parent and the Investors.

CUSIP No. 845331107
1.	Names of reporting persons IIF Water Manager LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,700,000*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,700,000*
11.	Aggregate amount beneficially owned by each reporting person 2,700,000*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ *
13.	Percent of class represented by amount in Row (11) 9.82%**
14.	Type of reporting person (see instructions) OO

*	IIF GP may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Exchange Act that includes the Parent, WAM Investors and IIF. IIF Investors and WAM Investors are the direct or indirect owners of Parent. Parent, IIF Acquisitions, WAM and SouthWest have entered into the Binding Letter, under which Parent is to acquire the Purchased Shares. Concurrent with the execution of the Binding Letter, SouthWest, Parent and Merger Sub entered into the Merger Agreement, pursuant to which Parent will acquire all of the outstanding common stock of SouthWest as described in Item 4 of this Schedule 13D. Pursuant to the Binding Letter, the acquisition of the Purchased Shares is required to take place within 10 business days after the execution of the Merger Agreement. The Binding Letter and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. IIF GP expressly disclaims beneficial ownership of any of the shares of common stock of SouthWest that may be beneficially owned by the WAM Investors and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that IIF GP is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of SouthWest that may be beneficially owned by the WAM Investors.
**	Based on the representation of SouthWest set forth in the Merger Agreement that 24,794,218 shares of common stock were outstanding as of March 2, 2010, and adding to that number the 2,700,000 shares of common stock that will be issued pursuant to the Binding Letter (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, Parent and the Investors may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. See Item 5 of this Schedule 13D for a full description of the arrangements among Parent and the Investors.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of SouthWest Water Company, a Delaware corporation (“SouthWest”). The address of the principal executive offices of SouthWest is One Wilshire Building, 624 South Grand Avenue, Suite 2900, Los Angeles, California 90017.

Item 2. Identity and Background

This statement on Schedule 13D is being filed jointly by SW Merger Acquisition Corp. (“Parent”), Water Asset Management LLC, a Delaware limited liability company (“WAM”), TRF Master Fund (Cayman) LP, a Cayman Islands limited partnership (the “WAM Stockholder”), Water Investment Advisors (Cayman) Ltd., a Cayman Islands exempted company (the “WAM General Partner”), Matthew J. Diserio, an individual (“Mr. Diserio”), Disque D. Deane Jr., an individual (“Mr. Deane” and collectively with WAM, WAM Stockholder, WAM General Partner and Mr. Diserio, the “WAM Investors”), IIF Subway Investment LP, a Delaware limited partnership (“IIF”) and IIF Water Manager LLC, a Delaware limited liability company (“IIF GP” and together with IIF, the “IIF Investors”). WAM Investors and IIF Investors are collectively referred to herein as the “Investors”. Parent and the Investors are collectively referred to herein as the “Reporting Persons”.

The address of the principal office of Parent is c/o 245 Park Avenue, 2nd Floor, New York, New York 10167. Parent is governed by a Board of Directors. The name, business address, present principal employment and citizenship of each member of the Board of the Directors and each officer of Parent is set forth in Schedule I attached hereto, which is incorporated herein by reference. Parent’s principal business is the acquisition and holding of investments in SouthWest pursuant to the transactions described in Item 4 below. The Investors are the direct or indirect owners of Parent.

The address of the principal business and principal office of WAM, Mr. Diserio and Mr. Deane is 509 Madison Avenue, New York, New York 10022. The address of the principal office of WAM General Partner and WAM Stockholder is c/o Turner and Roulstone Management Ltd, PO Box 2636, Strathvale House, 90 North Church Street, Grand Cayman KY1-1102, Cayman Islands. Mr. Diserio and Mr. Deane are both United States citizens. The principal business of WAM is to serve as investment manager or adviser to WAM Stockholder and a number of other hedge funds and managed accounts and to control the investing and trading in securities of WAM Stockholder and such other funds and accounts. The principal business of WAM General Partner is to serve as the general partner of WAM Stockholder. The principal business of WAM Stockholder is to invest and trade in securities. The present principal occupation of Mr. Diserio is to act as the President of WAM. The present principal occupation of Mr. Deane is to act as the Chief Investment Officer of WAM.

The address of the principal office and principal business of IIF and IIF GP is c/o 245 Park Avenue, 2nd Floor, New York, New York 10167. The principal business of IIF is investing in securities. The principal business of IIF GP is being the general partner of IIF and other entities. Dennis Clarke is a managing member of IIF GP. Mr. Clarke’s present principal occupation is managing principal of Morris Energy Group, 36 Corbett Way, Eatontown, New Jersey 07724, whose principal business is as an independent power producer. Mr. Clarke is a United States citizen. Randy Daniels is a managing member of IIF GP. Mr. Daniels’ present principal occupation is Vice Chairman of Gilford Securities, Inc., 777 Third Avenue, New York, New York 10017, whose principal business is as an investment firm. Mr. Daniels is a United States citizen. Terence C.W. Reid is a managing member of IIF GP. Mr. Reid’s present principal occupation is corporate governance. Mr. Reid is a Canadian citizen.

During the last five years, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of their directors, executive officers, general partners or members, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On March 2, 2010, SouthWest, Parent, JPMorgan IIF Acquisitions LLC (“IIF Acquisitions”) and WAM executed a binding letter of intent (the “Binding Letter”) under which the Parent is to purchase from SouthWest 2,700,000 shares of Common Stock (the “Purchased Shares”) at a purchase price of $6.00 per share, for an aggregate purchase price of $16.2 million (the “PIPE Investment”). The PIPE Investment is subject to the negotiation and execution of mutually acceptable definitive agreements on terms consistent with those set forth in the Binding Letter, and is expected to be completed within 10 business days following the execution of the Merger Agreement (as defined below).

In addition, from the period from September 18, 2007 to March 3, 2010, WAM Stockholder purchased 1,173,969 shares of Common Stock (the “Held Shares”) for an aggregate consideration of $12,964,208.

The sources of funds used to acquire the Purchased Shares were capital advances from equity holders of the Investors and/or working capital of the Investors.

The sources of funds used to acquire the Held Shares were capital advances from equity holders of WAM Stockholder.

Item 4. Purpose of Transaction

Parent, SW Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) and SouthWest entered into an Agreement and Plan of Merger, dated as of March 2, 2010 (the “Merger Agreement”), a copy of which was filed as Exhibit 2.1 to a Form 8-K filed by SouthWest on March 3, 2010, File No. 000-08176, and is incorporated herein by reference. The description of the Merger Agreement set forth herein is qualified in its entirety by reference to the copy filed as Exhibit 2.1 to such Form 8-K.

Pursuant to the Merger Agreement, Merger Sub will merge with and into SouthWest (the “Merger”), with SouthWest continuing as the surviving corporation and as a wholly owned subsidiary of Parent. At the effective time of the Merger each then outstanding share of Common Stock (excluding any shares of Common Stock owned by Parent and any shares of Common Stock in respect of which dissenter’s rights are perfected) will be converted automatically into the right to receive $11.00 in cash, without interest.

In connection with the execution of the Merger Agreement, Parent, WAM, IIF Acquisitions and SouthWest executed the Binding Letter under which the Parent is to purchase the Purchased Shares in a PIPE Investment consisting of 2,700,000 shares of the Common Stock at a purchase price of $6.00 per share, for an aggregate purchase price of $16.2 million. The PIPE Investment is subject to the negotiation and execution of mutually acceptable definitive agreements on terms consistent with those set forth in the Binding Letter, and is expected to be completed within 10 business days following the execution of the Merger Agreement. Parent will be entitled to certain rights in connection with the PIPE Investment, including the appointment of a designee to serve on the Board of Directors of SouthWest. As the offer and sale of the shares of Common Stock in the PIPE Investment will not be registered under the Securities Act of 1933 or applicable state securities laws, the shares of Common Stock purchased in the PIPE Investment may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. SouthWest has agreed to grant Parent registration rights with respect to the Purchased Shares following any termination of the Merger Agreement.

Under the terms of the Merger Agreement, Parent is not allowed to acquire any additional shares of capital stock of SouthWest unless consented to by SouthWest in writing. Under the terms of the Binding Letter, the definitive agreements with respect to the PIPE Investment will provide that Parent will not be able to sell or otherwise “transfer” (as defined in the Binding Letter) the Purchased Shares until the earlier of the consummation of the Merger and the termination of the Merger Agreement (and after providing for the payment of any reverse termination fee or expenses in connection therewith).

The WAM Investors intend to evaluate periodically the advisability of continuing to hold or selling the Held Shares based upon the trading price of the Common Stock, the liquidity requirements of WAM Stockholder and the progress of the Merger. In connection with these evaluations, the WAM Investors may study or prepare plans or proposals to facilitate dispositions of the Held Shares and may change their current intentions with respect to such Held Shares.

The Merger Agreement is expected to result in Parent owning all of the shares of Common Stock as the surviving corporation in the Merger, accompanied by a delisting and deregistration of such shares and a change in SouthWest’s board of directors. SouthWest’s certificate of incorporation and bylaws will also be amended and restated upon consummation of the Merger.

The Merger Agreement grants Parent certain consent rights with respect to matters outside SouthWest’s ordinary course of business and as to certain specified matters. In addition, SouthWest and Parent may confer with respect to other business matters affecting the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D.

Other than as described above, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of their directors, executive officers, general partners or members have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a) As of March 2, 2010:

•

WAM Investors shall be deemed to beneficially own the 1,173,969 shares of the Common Stock purchased by WAM Stockholder, over all of which shares WAM Investors have shared dispositive power and shared voting power. Such shares of Common Stock constitute 4.73% of the outstanding shares of the Common Stock based on the representations of SouthWest set forth in the Merger Agreement that 24,794,218 shares of Common Stock were outstanding as of March 2, 2010.

•

Parent and IIF Investors shall be deemed to beneficially own the 2,700,000 shares of the Common Stock to be purchased by Parent pursuant to the Binding Letter, over all of which shares Parent and IIF Investors will have shared dispositive power and shared voting power. Such shares of Common Stock constitute 9.82% of the outstanding shares of the Common Stock based on the representations of SouthWest set forth in the Merger Agreement that 24,794,218 shares of Common Stock were outstanding as of March 2, 2010, and adding to that number the 2,700,000 shares of Common Stock that will be issued pursuant to the Binding Letter (the “Declared Shares Outstanding”).

As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to be a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, each of the Reporting Persons may be deemed to beneficially own, in addition to the 1,173,969 shares of the Common Stock already owned by WAM Stockholder, the 2,700,000 shares of Common Stock that will be owned by the Parent pursuant to the Binding Letter. Such shares of Common Stock constitute in the aggregate 14.09% of the issued and outstanding shares of Common Stock based on the Declared Shares Outstanding.

However, (i) no Reporting Person is entitled to any rights as a shareholder of SouthWest as to those shares of Common Stock not owned by such Reporting Person and (ii) (A) Parent expressly disclaims beneficial ownership of any of the shares of Common Stock that may be beneficially owned by the Investors (other than the 2,700,000 shares of Common Stock to be purchased by Parent) and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Parent is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of Common Stock that may be beneficially owned by the Investors (other than the 2,700,000 shares of Common Stock held by Parent); (B) WAM expressly disclaims beneficial ownership of any of the shares of Common Stock that may be beneficially owned by the Investors (other than with respect to the Held Shares) and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WAM is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of Common Stock that may be beneficially owned by the Investors (other than with respect to the Held Shares); (C) each of Mr. Diserio, Mr. Deane and WAM General Partner expressly disclaims beneficial ownership of any of the shares of Common Stock that may be beneficially owned by the Investors (other than with respect to the Held Shares) and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Mr. Diserio, Mr. Deane or WAM General Partner is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of Common Stock that may be beneficially owned by the Investors (other than with respect to the Held Shares); (D) WAM Stockholder expressly disclaims beneficial ownership of any of the shares of Common Stock that may be beneficially owned by the Investors (other than with respect to the Held Shares) and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WAM Stockholder is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of Common Stock that may be beneficially owned by the Investors (other than the Held Shares) and (E) each of the IIF Investors expressly disclaims beneficial ownership of any of the shares of Common Stock that may be beneficially owned by the WAM Investors and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that either of the IIF Investors is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of Common Stock that may be beneficially owned by the WAM Investors.

(b) The description set forth in Item 5(a) above is incorporated by reference in its entirety into this Item 5(b).

(c) On March 2, 2010, Parent, IIF Acquisitions, WAM and SouthWest entered into the Binding Letter (described in Item 3, which description is incorporated in its entirety into this Item 5(c)).

(d) To the knowledge of each Reporting Person, such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by such Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Merger Agreement and the Binding Letter (each of which is described in Item 4, which descriptions are incorporated into this Item 6 by reference) are incorporated by reference in their entirety into this Item 6. The descriptions set forth in Item 4 above are incorporated by reference in their entirety into this Item 6.

Except as described herein, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their directors, executive officers, general partners or members, is a party to any contract, arrangement, understanding or relationship with respect to any securities of SouthWest, including but not limited to the transfer or voting of any securities of SouthWest, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1.	Joint Filing Agreement, dated as of March 12, 2010, by and among the Reporting Persons.

2.	Agreement and Plan of Merger, dated as of March 2, 2010, by and among SW Merger Acquisition Corp., SW Merger Sub Corp. and SouthWest Water Company (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed on March 3, 2010, File No. 000-08176).

3.	Binding Letter, dated as of March 2, 2010, by and among SW Merger Acquisition Corp., Water Asset Management, LLC, JPMorgan IIF Acquisitions LLC and SouthWest Water Company.

Schedule I

The name, business address, present principal employment and citizenship of each member of the Board of Directors and officers of Parent is set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Dennis Clarke, Director; Chairman and President	36 Corbett Way, Eatontown, New Jersey 07724	Managing Principal of Morris Energy Group	United States citizen

Terence C.W. Reid, Director; Secretary and Treasurer	33 Dunloe Road, Toronto, Ontario M4V 2W4, Canada	Corporate Governance	Canadian citizen

Randy Daniels, Director	777 Third Avenue, New York, New York 10017	Vice Chairman of Gilford Securities, Inc.	United States citizen

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2010

SW MERGER ACQUISITION CORP.

By:	/s/ Dennis Clarke
Name:	Dennis Clarke
Title:	President

WATER ASSET MANAGEMENT, LLC

By:	/s/ Matthew J. Diserio
Name:	Matthew J. Diserio
Title:	President

TRF MASTER FUND (CAYMAN) LP

By: Water Investment Advisors (Cayman) Ltd., its General Partner

By:	/s/ Matthew J. Diserio
Name:	Matthew J. Diserio
Title:	Director

WATER INVESTMENT ADVISORS (CAYMAN) LTD.

By:	/s/ Matthew J. Diserio
Name:	Matthew J. Diserio
Title:	Director

/s/ Matthew J. Diserio
Matthew J. Diserio

/s/ Disque Deane Jr.
Disque Deane Jr.

IIF SUBWAY INVESTMENT LP

By: IIF WATER MANAGER LLC, its General Partner

By:	/s/ Dennis Clarke
Name:	Dennis Clarke
Title:	Managing Member

IIF WATER MANAGER LLC

By:	/s/ Dennis Clarke
Name:	Dennis Clarke
Title:	Managing Member